March 19, 2018

VIA EDGAR AND FEDERAL EXPRESS

Ms. Lisa M. Kohl

Assistant Director

Office of Consumer Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Airborne Wireless Network
Amendment No. 2 to Registration Statement on Form S-1 Filed February 15, 2018 File No. 333-220295 Form 10-K for the Fiscal Year Ended August 31, 2017 Filed November 14, 2017 File No. 333-179079

Dear Ms. Kohl:

On behalf of Airborne Wireless Network, a Nevada corporation (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to (i) the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on February 15, 2018 (the “Registration Statement”) and (ii) the Company’s annual report on Form 10-K for the Fiscal Year Ended August 31, 2017, in each case, contained in your letter dated March 6, 2018 (the “Comment Letter”).

We note that, in connection with this letter, the Company is filing an additional amendment to the Registration Statement (“Amendment No. 3”) electronically via the EDGAR system on the date hereof to respond to the Staff’s comments. We are separately furnishing to the Staff six courtesy copies of Amendment No. 3 marked to show the changes made to the Registration Statement.

Atlanta|Austin|Baltimore|Brussels|Charlotte|Charlottesville|Chicago|Dallas|Houston|Jacksonville|London

Los Angeles – Century City|Los Angeles - Downtown|New York|Norfolk|Pittsburgh|Raleigh|Richmond|Tysons Corner|Washington, D.C.|Wilmington

March 19, 2018

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold and corresponds to the numbered comment contained in the Comment Letter, followed by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

Risk Factors

We will need significant additional financing, page 8

1.	We note your disclosure in this risk factor that you anticipate you will need approximately $350 million in additional financing. However, your disclosure on pages 36-37 appears to reflect approximately $414 million in costs. Please advise or revise. Please also disclose whether the amounts described on pages 36-37 are inclusive of software development costs.

In response to the Staff’s comment, Company has revised the disclosure regarding the Company’s anticipated additional financing needs on page 8 of Amendment No. 3.

Investors in this offering will experience immediate...., page 16

2.	Please reconcile the net tangible book value per share before the offering to the net tangible value per share before the offering disclosed under dilution on page 24.

In response to the Staff’s comment, the net tangible book value per share before the offering reported on page 16 has been reconciled to the corresponding figure reported on page 24. The previous disclosure of a different net tangible book value per share on page 16 of the Registration Statement was an inadvertent scrivener’s error.

Development and Testing, page 36

3.	We note your response to comment 11. However, it does not appear that you revised your disclosure concerning the May 2017 test to include a description of the equipment you used on the airplanes to receive the ground signal and send and receive the signals between the airplanes. We reissue this comment.

In response to the Staff’s comment, the Company has added additional disclosure regarding the equipment used in the Company’s May 2017 test of its Infinitus network on page 40 of Amendment No. 3.

4.	We note your disclosure on page 36 regarding your plans to engage a designer and FAA certified OEM manufacturer develop and produce the required antennae and storage module that must be installed on all aircraft to enable Infinitus. We also note your disclosure that you plan to engage consultants to assist you in navigating the regulatory changes necessary to support Infinitus. Please provide an anticipated timeframe for engaging these professionals, or revise your disclosure to state that you do not know when these steps will begin. Please also state clearly whether these steps must be completed before you can conduct the bandwidth demonstration or conduct the larger airborne test referenced on page 37.

March 19, 2018

In response to the Staff’s comment, the Company has revised the disclosure regarding the engagement of designers, manufacturers and consultants on page 37 of Amendment No. 3.

Certain Relationships and Related Party Transactions, page 53

5.	We note your disclosure that Apcentive distributed all of the shares that you issued to Apcentive to its equity holders. Please tell us how long Apcentive held its shares and the approximate number of persons to whom your shares were distributed.

In response to the Staff’s comment, the Company has revised the disclosure on page 54 of Amendment No. 3 regarding Apcentive Inc. (“Apcentive”)’s transfer of its shares to its equity holders, which occurred on July 17, 2017. We further note for the Staff that as a result of Apcentive’s pro rata dividend of the Company’s common stock to Apcentive’s equity holders, such shares are now held by over 100 persons, whose holdings range in size from 4,566 shares to 3,400,000 shares. To the Company’s knowledge, none of these holders beneficially own more than 5% of the Company’s outstanding common stock.  The shares of Company common stock held by these persons, like the shares previously held by Apcentive, bear restrictive legends.

Index to Audited Financial Statements

Notes to the Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies

Intangible Assets, page F-8

6.	We reviewed the revisions to your disclosure in response to comment 18. You disclose that you recognized the intellectual property at its historical cost. We are unclear as to why the acquisition of intellectual property represents an acquisition of assets as opposed to a transaction between entities under common control. Please explain how you viewed the transaction and the accounting literature upon which you relied. Refer to ASC 805- 50.

The Company respectfully asserts that the transaction between Apcentive and the Company was an acquisition of an asset and was not a transaction between entities under common control. In the Company’s consideration of ASC 805-50, it noted that “common control” is not defined within the guidance, and the examples therein of common control transactions listed in ASC 805-50-15-6 were not relevant to the transaction between the Company and Apcentive. Under the ASC 805 Glossary, the term “control” has the same meaning as the term “controlling financial interest” has in ASC 810-10-15-8,2 which provides, in relevant part:

March 19, 2018

“…. the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation.”

The terms ‘usual condition’ and ‘general rule’ lead us to infer that majority ownership is not the axiomatic means whereby control is determined. We also referenced ASC 810 which provides several exceptions whereby control is not based on ownership percentage alone. Thus, it is necessary to examine qualitative and quantitative aspects when determining whether or not control had been established.

(i) Apcentive Inc. did not ever have “control” of the Company on a qualitative and/or quantitative basis.

The portion of the Company’s outstanding common stock beneficially owned by Apcentive as a result of the Company’s purchase of Apcentive’s intellectual property on July 31, 2016 was 26%, which does not constitute a quantitative financial controlling interest. Additionally, the purchase agreement between the parties explicitly states that Apcentive relinquished all right, title and interest in the intellectual property, and there were no provisions protecting Apcentive’s beneficial ownership interest from dilution or granting controlling voting rights.

After the transaction, on August 11, 2016, the Company’s president, J. Edward Daniels, cancelled and returned to treasury 80,000,000 shares of the Company’s common stock to increase the number of available shares of the Company’s common stock to issue in the future in connection with potential financing and acquisition opportunities and to avoid amending the Company’s Articles of Incorporation. This reasoning was stated in the Stock Cancellation Agreement and evidenced by the significant number of stock and warrant issuances undertaken throughout the following year, which diluted Apcentive’s temporary quantitative majority ownership until Apcentive’s transfer of shares to its shareholders on July 17, 2017.

(ii) Neither the Company nor Apcentive intended the transaction to result in a change of control of either party.

As discussed in Comment No. 5 above, the Company believed that Apcentive ultimately dividended its shares of the Company’s common stock to its equity holders, none of whom now hold (or have ever held) a significant ownership percentage of the Company’s outstanding common stock. This is evidence of Apcentive’s intent to not retain control of the intellectual property or the Company. Further, the Company, its management and its affiliates have no ongoing relationship or association with Apcentive or its management or affiliates, and never desired or intended to maintain such a relationship. Common control can apply to situations in which separate entities were consolidated by the same parent both before and after the transfer. Apcentive, as the alleged parent due to its alleged and temporary majority ownership of the Company’s shares of outstanding stock, has never consolidated its financial statements with the Company’s, and would never be required to consolidate, as Apcentive has never represented to have true control in fact, appearance, or intent.

March 19, 2018

(iii) The proper accounting treatment of the transaction is an asset purchase.

In light of the foregoing, we respectfully submit that it is evident that the transaction is not a transaction between entities under common control, but rather an asset purchase by the Company. The acquired intellectual property does not represent a business, as the Company did not acquire any processes, outputs, employees or other indicia of an ongoing business from Apcentive through this transaction. Under ASC 805-50-30-1, the asset acquired should be valued under non-monetary exchange guidance at ASC 845-10-30, which is based on fair value of the more evident of either the asset acquired or surrendered. In this case, the intellectual property was valued at $0 based on independent appraisal, significant perceived cost to develop and utilize, and indeterminable economic benefit.

Note 7 – Stock Compensation Plans, page F-14

7.	We reviewed your response to comment 20 and the revisions to your disclosure. As previously requested, please disclose the number of shares authorized for awards of equity share options or other equity instruments. Refer to ASC 718-10-50-2(a)(3).

In response to the Staff’s comment, the Company has revised the disclosure regarding the number of shares authorized for awards of equity share options or other equity instruments in Note 7 to the Audited Financial Statements included in Amendment No. 3.

Interim Financial Statements

Notes to the Unaudited Financial Statements

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation of Interim Financial Statements, page F-24

8.	Please revise your disclosure to include, if true, a statement that the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Please refer to Instruction 2 to Rule 8-03 of Regulation S-X. This comment is also applicable to your quarterly report on Form 10-Q for the fiscal quarter ended November 30, 2017.

In response to the Staff’s comment, the Company has revised Note 2 to the Company’s Unaudited Interim Financial Statements included in Amendment No. 3.

March 19, 2018

Note 11 - Subsequent Events, page F-35

9.	We reference subsequent events on page F-15 in your quarterly report on Form 10-Q for the fiscal quarter ended November 30, 2017 regarding your obligation to issue additional shares to Air Lease Corporation and Jet Midwest Group. Please tell us your consideration to include similar disclosure in your unaudited financial statements included in your preliminary prospectus.

In response to the Staff’s comment, the Company has revised the disclosure regarding its obligation to issue additional shares to Air Lease Corporation and Jet Midwest Group in Note 11 to the Company’s Unaudited Interim Financial Statements included in Amendment No. 3 to conform such disclosure to the disclosures made in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended November 30, 2017, and to provide additional disclosure regarding events subsequent to the filing of such report.

* * * * * *

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 548-2122 or by email at SOlder@mcguirewoods.com or David S. Wolpa at (704) 343-2185 or by email at DWolpa@mcguirewoods.com.

Sincerely,

/s/ Stephen E. Older
Stephen E. Older

cc: Michael J. Warren, Chief Executive Officer (Airborne Wireless Network)